INTREPID CAPITAL MANAGEMENT FUNDS TRUST
1400 Marsh Landing Parkway, Suite 106
Jacksonville Beach, Florida 32250
August 9, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Intrepid Capital Management Funds Trust (the “Trust”)
File Nos.: 333-118634 and 811-21625

Dear Ms. Stirling:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on July 13, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 15 to its Registration Statement on Form N-1A.  PEA No. 15 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on June 15, 2010.  The purpose of PEA No. 15 was to register one new class of shares — Institutional Class shares — for each of the Intrepid Income Fund and Intrepid All Cap Fund (together, the “Funds”).

The Trust will file PEA No. 16 to its Registration Statement under Rule 485(b) of the 1933 Act.
The purpose of that filing will be to update any missing information, incorporate the Staff’s comments regarding PEA No. 15, and file updated exhibits to the Registration Statement. Additionally, PEA No. 16 redesignates the original class of shares of the Fund as Investor Class shares.  At such time PEA No. 16 becomes effective, each Fund will issue two classes of shares: Investor Class and Institutional Class.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff of the SEC’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Comments to the Statement of Additional Information

1.	Please include disclosure regarding Items 17(b)(1) and (10) of Form N-1A.

The Trust responds by including the requested disclosure.

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If you have any additional questions or require further information, please contact Richard Teigen of Foley & Lardner LLP at 414-297-5660 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Intrepid Capital Management Funds Trust

/s/ Mark Travis
Mark Travis
President

cc:           Richard Teigen, Foley & Lardner LLP
Edward Paz, U.S. Bancorp Fund Services, LLC